Exhibit 99.1

Ferrari N.V.: periodic report on the buyback program

Maranello (Italy), 16 September 2019 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that under the second tranche of the common share buyback program announced on 1 July 2019 (“Second Tranche”), the Company has purchased additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) and on the New York Stock Exchange (NYSE) as follows:

	MTA			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
09/09/2019	20,000	147.0617	2,941,234.00	8,500	160.8913	1,367,576.05	1,239,532.36	28,500	146.6936	4,180,766.36
10/09/2019	107,939	139.9857	15,109,916.47	40,000	151.5227	6,060,908.00	5,489,952.90	147,939	139.2457	20,599,869.37
11/09/2019	48,749	138.8630	6,769,432.39	10,000	152.3908	1,523,908.00	1,384,993.18	58,749	138.8011	8,154,425.57
12/09/2019	15,319	137.3689	2,104,354.18	12,000	154.8401	1,858,081.20	1,694,865.64	27,319	139.0688	3,799,219.82
13/09/2019	3,127	138.5741	433,321.21	12,300	153.0824	1,882,913.52	1,696,929.99	15,427	138.0859	2,130,251.20
Total	195,134	140.2024	27,358,258.25	82,800	153.3018	12,693,386.77	11,506,274.07	277,934	139.8337	38,864,532.32

Since the announcement of the Second Tranche of the buyback program dated 1 July 2019 till 13 September 2019, the total invested consideration has been:

•	Euro 100,721,626.95 for No. 700,290 common shares purchased on the MTA

•	USD 17,610,716.16 (Euro 15,973,083.42*) for No. 113,750 common shares purchased on the NYSE resulting in total No. 7,791,074 common shares held in treasury as of 13 September 2019. As of the same date, the Company held 3.03% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further Information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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